Exhibit 99.1

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The IGB Group
Bryan Degnan
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Global Ship Lease Provides Update on Refinancing Activity

Newly established $300 million senior secured facility enables comprehensive refinancing to streamline outstanding debt, extend maturities, improve cost of debt, and increase number of unencumbered vessels in GSL fleet.

ATHENS, August 12, 2024 – Global Ship Lease, Inc. (NYSE: GSL) (the “Company” or “GSL”), a containership charter owner, announced today the establishment of a $300 million senior secured term loan facility (the “New Facility”) to enable a comprehensive refinancing and streamlining of certain of its outstanding debt facilities on significantly improved terms. The New Facility, which is with lenders Credit Agricole Corporate and Investment Bank, ABN AMRO Bank N.V. and Bank of America N.A., matures in the third quarter of 2030 and has an interest rate of Term SOFR plus a margin of 1.85%, benefiting from the Company’s existing 0.64% SOFR caps through the end of 2026. The New Facility contains covenants that are similar to those made under its existing credit facilities, and will be secured by, among other things, first priority mortgages on 10 of our vessels.

The Company intends to use the net proceeds from the New Facility to refinance or prepay, in full or in part, a total of 10 existing debt facilities, resulting in:

-	Reduction of the Company’s weighted average cost of debt from 4.57% to 3.98%, materially below currently prevailing benchmark rates.
-	Extension of the Company’s weighted average maturity of debt from 2.6 years to 4.2 years, with no maturities before 2026.
-	Increase in the Company’s unencumbered vessels from 5 to 16, increasing financial flexibility and access to capital.
-	Expansion of the Company’s lender relationships, broadening potential sources of capital going forward.
-	Compression of average break-even rates, enhancing cash flows and strengthening resilience.

Thomas Lister, Chief Executive Officer of Global Ship Lease, commented, “Our ability to execute this significant refinancing transaction reflects the progress that we have made over time in strengthening our balance sheet and our resilience through the cycle. Following the recent round of credit rating upgrades for GSL, we are sustaining the momentum that has seen both our leverage and cost of debt fall dramatically alongside our growing cash generation from fixed-rate charters. With our floating interest rate exposure capped at 0.64% through the end of 2026, a growing proportion of our fleet fully unencumbered, very low cost of debt and break-evens, no maturities before 2026, and our financial leverage now under 1.0x, GSL has never been financially stronger or better positioned to take advantage of the opportunities ahead.”

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York Stock Exchange in August 2008.

As of June 30, 2024, Global Ship Lease owned 68 containerships ranging from 2,207 to 11,040 TEU, with an aggregate capacity of 376,723 TEU. 36 ships are wide-beam Post-Panamax.

As of June 30, 2024, the average remaining term of the Company’s charters, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.2 years on a TEU-weighted basis. Contracted revenue on the same basis was $1.77 billion. Contracted revenue was $2.13 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 2.8 years.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise or update any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.